Document Security Systems, Inc.

200 Canal View Boulevard, Suite 104

Rochester, NY 14623

July 7, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Document Security Systems, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 19, 2020
File No. 001-32146

Ladies and Gentlemen:

Document Security Systems, Inc. (the “Company”) is hereby submitting an Amendment to a Preliminary Proxy Statement on a Form PRE 14A (“Submission No. 2”). The Company previously submitted a Preliminary Proxy Statement on Form PRE 14A on June 19, 2020 (“Submission No. 1”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to Submission No. 1 received on June 29, 2020 from the staff of the Commission (the “Staff”).

For your convenience, the Staff’s comment contained in the letter has been restated.

Preliminary Proxy Statement on Schedule 14A filed June 19, 2020

General

1.	Please include the information about the acquired company required pursuant to Item 14(c)(2) of Schedule 14A and Part C, Item 17 of Form S-4. Refer generally to Note A of Schedule 14A.

Response: The Company respectfully acknowledges the Staff’s comment and has included throughout Submission No. 2 the information about Impact BioMedical, Inc. required pursuant to Item 14(c)(2) of Schedule 14A and Part C, Item 17 of Form S-4.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact our counsel, Darrin Ocasio, (212) 398-1493 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Frank D. Heuszel
Frank D .Heuszel

cc: Darrin Ocasio, SRF LLP (via email)